SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 24, 2010

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

278 Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published an announcement on November 24, 2010 on the Hong Kong Stock Exchange’s website at:
http://www.hkexnews.hk/listedco/listconews/sehk/20101124/LTN20101124264.pdf with respect to Mr. Liu Bao Heng’s resignation from the board of directors of the Company (the “Board”) due to his retirement. Mr. Liu Bao Heng confirms that he has no disagreement in all aspects with the Board and there is no matter relating to his resignation that should be brought to the attention of the holders of securities of the Company.

An English version of the announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/  Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: November 24, 2010

*Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*

中国南方航空股份有限公司

CHINA SOUTHERN AIRLINES COMPANY LIMITED

*(a joint stock limited company incorporated in the People's Republic of China with limited liability)*

**(Stock Code: 1055)**

# RESIGNATION OF DIRECTOR

The board (the "Board") of directors (the "Directors") of China Southern Airlines Company Limited (the "Company") announces that it received a letter of resignation from Mr. Liu Bao Heng on 24 November 2010 in respect of his directorship with the Company with effect from the same date due to retirement. Mr. Liu Bao Heng confirms that he has no disagreement in all aspects with the Board and there is no matter relating to his resignation that should be brought to the attention of the holders of securities of the Company. After the resignation of Mr. Liu Bao Heng as a Director, the Board now comprises 11 members, which is in compliance with the relevant PRC laws and regulations.

The Board would like to express its sincere appreciation to Mr. Liu Bao Heng for his contribution to the Company in the past years.

By order of the Board
**China Southern Airlines Company Limited**
**Xie Bing and Liu Wei**
*Joint Company Secretaries*

Guangzhou, the People's Republic of China

24 November 2010

*As at the date of this announcement, the Directors include Si Xian Min, Li Wen Xin, Wang Quan Hua, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive Directors.*